

August 16, 2013

Via E-mail
Creighton O'M. Condon
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

> **Re:** **WebMD Health Corp.**
> **Amendment No. 1 to Schedule TO-I**
> **Filed August 15, 2013**
> **Schedule TO-I**
> **Filed August 12, 2013**
> **File No. 005-81047**

Dear Mr. Condon:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.  We note that the issuer is offering to purchase 10% of the total number of shares outstanding, and that currently its officers, directors and major shareholders collectively own nearly 71%. Further, the number of record holders has steadily decreased with each of the last three share buy-backs, from 2,750 record holders as of February 25, 2010, to 1,550 record holders as of February 25, 2013. The Bloomberg News article "WebMD Surges After Report Company May Seek Sale to Private-Equity Firms," dated November 29, 2011, indicates that the issuer may be considering a sale. Please advise us, with a view toward revised disclosure, why this tender offer is not the first step in a series of transactions intended or reasonably likely to take the issuer private within the meaning of Exchange Act Rule 13e-3. Although the offer is conditioned on not causing a going

private effect, as described on page 15, we note that this condition may be waived. Refer to Q & A No. 4 in Exchange Act Release No. 34-17719 (April 13, 1981).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Peggy Kim, Special Counsel, at (202) 551-3411 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

*/s/ Alexandra M. Ledbetter*

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions